FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of November 2007

HOLMES FINANCING (No 7) PLC

HOLMES FUNDING LIMITED

HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

Holmes Financing (No. 7) PLC
Profit & Loss Account
Period Ended 15 October 2007

	This Quarter	Prior Quarter
	£'000	£'000

Interest receivable - Inter-company loan	10,363	10,238
Interest receivable - Cash deposits	-	-
	10,363	10,238

Interest payable - Notes	(10,363)	(10,238)
Interest payable
	(10,363)	(10,238)

Net operating income	-	-

Fair value derivative	35	131
Operating expenses	-	-

Profit on ordinary activities before taxation	35	131

Taxation	(10)	(39)

Profit on ordinary activities after taxation	24	92

Dividend	-	-

Retained profit brought forward	(27)	(119)

Retained profit carried forward	(2)	(27)

Holmes Financing (No. 7) PLC
Balance Sheet
Period Ended 15 October 2007

		£'000

Fixed asset investments
Loans to Funding		657,750

Current assets
Fair Value Derivative
Cash at bank	15
	1
	17

Creditors: Amounts falling due within one year
Fair value derivative	5
Sundry creditors
	5

Net current assets		11

Total assets less current liabilities		657,761

Creditors: Amounts falling due after more than one year
Amounts due to noteholders		(657,750)

Net assets		11

Capital and reserves
Share capital		13
Reserves		(2)
		11

Holmes Financing (No. 7) PLC
Notes Outstanding
Period Ended 15 October 2007

	ISIN / CUSIP Number	Currency	Reference Rate
Series 1 Class A	US43759PAA57	US$	1 month USD Libor
Series 1 Class B	US43759PAB31	US$	3 month USD Libor
Series 1 Class M	US43759PAC14	US$	3 month USD Libor
Series 2 Class A	US43759PAD96	US$	3 month USD Libor
Series 2 Class B	US43759PAE79	US$	3 month USD Libor
Series 2 Class M	US43759PAF45	US$	3 month USD Libor
Series 3 Class A	US43759PAG28	US$	3 month USD Libor
Series 3 Class B	XS0165442137	GBP	3 month Sterling Libor
Series 3 Class M	XS0165443291	GBP	3 month Sterling Libor
Series 4 Class A1	XS0165443531	EUR	3 month Euribor
Series 4 Class A2	XS0165443705	GBP	3 month Sterling Libor
Series 4 Class B	XS0165443960	EUR	3 month Euribor
Series 4 Class M	XS0165444182	EUR	3 month Euribor

	Step Up Date	Expected Repayment Date	Initial Margin	Step up Margin
Series 1 Class A	April 2008	April 2004	-4	N/A
Series 1 Class B	April 2008	July 2004	23	46
Series 1 Class M	April 2008	July 2004	75	150
Series 2 Class A	April 2008	January 2006	15	N/A
Series 2 Class B	April 2008	April 2006	35	70
Series 2 Class M	April 2008	April 2006	80	160
Series 3 Class A	April 2008	April 2007	23	46
Series 3 Class B	April 2008	July 2007	50	100
Series 3 Class M	April 2008	July 2007	80	160
Series 4 Class A1	April 2008	April 2008	26	52
Series 4 Class A2	April 2008	April 2008	26	52
Series 4 Class B	April 2008	April 2008	53	106
Series 4 Class M	April 2008	April 2008	80	160

	Payment Frequency	Next Payment date	Moody's	S&P	Fitch Ratings
Series 1 Class A	Monthly	N/A	Aaa	AAA	AAA
Series 1 Class B	Quarterly	N/A	Aa3	AA	AA
Series 1 Class M	Quarterly	N/A	A2	A	A
Series 2 Class A	Quarterly	N/A	Aaa	AAA	AAA
Series 2 Class B	Quarterly	N/A	Aa3	AA	AA
Series 2 Class M	Quarterly	N/A	A2	A	A
Series 3 Class A	Quarterly	N/A	Aaa	AAA	AAA
Series 3 Class B	Quarterly	N/A	Aa3	AA	AA
Series 3 Class M	Quarterly	N/A	A2	A	A
Series 4 Class A1	Quarterly	15-Jan-2008	Aaa	AAA	AAA
Series 4 Class A2	Quarterly	15-Jan-2008	Aaa	AAA	AAA
Series 4 Class B	Quarterly	15-Jan-2008	Aa3	AA	AA
Series 4 Class M	Quarterly	15-Jan-2008	A2	A	A

Holmes Financing (No. 7) PLC
Notes Outstanding
Period Ended 15 October 2007

	Initial note balance	Previous Principal	Redemptions	Current Principal
Series 1 Class A	$750,000,000	$0	$0	$0
Series 1 Class B	$22,500,000	$0	$0	$0
Series 1 Class M	$38,250,000	$0	$0	$0
Series 2 Class A	$1,250,000,000	$0	$0	$0
Series 2 Class B	$37,500,000	$0	$0	$0
Series 2 Class M	$63,750,000	$0	$0	$0
Series 3 Class A	$500,000,000	$0	$0	$0
Series 3 Class B	£15,000,000	£0	£0	£0
Series 3 Class M	£20,000,000	£0	£0	£0
Series 4 Class A1	€500,000,000	€500,000,000	€0	€500,000,000
Series 4 Class A2	£250,000,000	£250,000,000	£0	£250,000,000
Series 4 Class B	€41,000,000	€41,000,000	€0	€41,000,000
Series 4 Class M	€56,000,000	€56,000,000	€0	€56,000,000

	Currency Swap Counterparty		Current Rating	Rating Trigger	Comments
			Moodys / S&P / Fitch	Moodys / S&P / Fitch
Series 1 Class A	Citibank		Aaa and P-1 / A-1+ / F1+	below A1 or P-1 / A-1+ / F1	Series Repaid
Series 1 Class B	Citibank		Aaa and P-1 / A-1+ / F1+	below A1 or P-1 / A-1+ / F1	Series Repaid
Series 1 Class M	Citibank		Aaa and P-1 / A-1+ / F1+	below A1 or P-1 / A-1+ / F1	Series Repaid
Series 2 Class A	Swiss Re		Aa2 and P-1 / AA- and A-1+ / AA+	below A1or P-1 / AA- or A-1+ / AA-	Series Repaid
Series 2 Class B	Swiss Re		Aa2 and P-1 / AA- and A-1+ / AA+	below A1or P-1 / AA- or A-1+ / AA-	Series Repaid
Series 2 Class M	Swiss Re		Aa2 and P-1 / AA- and A-1+ / AA+	below A1or P-1 / AA- or A-1+ / AA-	Series Repaid
Series 3 Class A	Banque AIG		Aa2 / AA / AA	below A1 / AA- / A	Series Repaid
Series 3 Class B	GBP - n/a				Series Repaid
Series 3 Class M	GBP - n/a				Series Repaid
Series 4 Class A1	Citibank		Aaa and P-1 / A-1+ / F1+	below A1 or P-1 / A-1+ / F1
Series 4 Class A2	GBP - n/a
Series 4 Class B	Citibank		Aaa and P-1 / A-1+ / F1+	below A1 or P-1 / A-1+ / F1
Series 4 Class M	Citibank		Aaa and P-1 / A-1+ / F1+	below A1 or P-1 / A-1+ / F1

Holmes Funding Limited
Profit & Loss Account
Period Ended 15 October 2007

	This Quarter	Prior Quarter
	£'000	£'000

Interest receivable - Mortgages less Swaps	403,620	334,842
Interest receivable - Cash Deposits	43,790	30,952
Gain/(Loss) on fair value of interest rate swap	85,635	25,490
	533,045	391,284

Interest payable - Inter-company loans	(416,681)	(318,814)
Interest payable - Start up loans	-	-
	(416,681)	(318,814)

Net operating income	116,364	72,470

Other income	9,914	8,465
Provisions	(1,063)	(2,213)
Expenses	(6,425)	(4,173)
Start up costs amortisation	(2,840)	(2,487)
Deferred consideration	(30,315)	(46,570)

Profit/(loss) on ordinary activities before taxation	85,635	25,492

Taxation	(25,690)	(7,647)

Profit/(loss) on ordinary activities after taxation	59,945	17,845

Dividend	-	-

Retained profit/(loss) brought forward	48,803	30,958

Retained profit/(loss) carried forward	108,748	48,803

Holmes Funding Limited
Balance Sheet
Period Ended 15 October 2007

	£'000	£'000

Fixed asset investments
Beneficial interest in Trust mortgage portfolio		22,889,030
Beneficial interest in Trust cash at bank		-
Fair value of interest rate swap		-

Current assets
Amounts owed by Trustee	134,982
Deferred expenditure (costs of securing)	16,093
Sundry debtors	-
Deferred taxation / group relief receivable
Cash at bank:	420,000
Reserve funding	10,000
Transaction account	865
Funding GIC account	815,576
	1,397,516
Creditors: Amounts falling due within one year
Deferred consideration creditor	202,964
Interest payable - start up loans	-
Amounts due to Trustee	-
Interest payable - Inter-company loans	-
Sundry creditors	176,086
Deferred taxation / group relief receivable	46,523
Corporation Taxation	57
	425,630

Net current assets		971,886

Total assets less current liabilities		23,860,916

Creditors: Amounts falling due after more than one year
Inter-company loans		(23,675,168)
Start up loans		(77,000)

Net assets		108,748

Capital and reserves
Share capital (£2)		-
Reserves		108,748
		108,748

Holmes Funding Limited
Notes to Balance Sheet
Period Ended 15 October 2007

	£'000		£'000	£'000	£'000

Balance on cash accumulation ledger			771,870

Available credit enhancement

	First Reserve		Second Reserve	Funding Reserve

Reserve funds at closing	351,000		-	-

Initial closing reserve funds	417,830		-	-
Drawings to make bullet repayment	-		-	-
Other drawings	-		-	-
Transfers from revenue receipts	2,170		-	10,000
Closing reserve balance	420,000		-	10,000

Target reserve funds	420,000		-	10,000

Principal deficiency ledger	AAA		AA	A	BBB

Opening PDL balance	Nil		Nil	Nil	Nil
Losses this quarter	-		-	-	-
PDL top up from revenue income	-		-	-	-
Closing PDL balance	Nil	Nil	Nil	Nil	Nil

Start up loan outstanding	Opening balance		Repayment	Interest Added	Closing balance

Initial start up loan (incl. accrued interest)	-		-	-	-
Second start up loan (incl. accrued interest)	-		-	-	-
Third start up loan	-		-	-	-
Fourth start up loan	-		-	-	-
Fifth start up loan	-		-	-	-
Sixth start up loan	-		-	-	-
Seventh start up loan	-		-	-	-
Eigth start up loan	-		-	-	-
Master Issuer 2007-1 start-up loan	78,358		31,975	1,118	47,500
Closing balance	78,358		31,975	1,118	47,500

Liquidity facility

Liquidity facility limit	25,000
Liquidity facility drawn	-
Liquidity facility available	25,000

Holmes Trustees Limited
Profit & Loss Account
Period Ended 15 October 2007

	This Quarter	Prior Quarter
	£'000	£'000

Interest receivable - Mortgages	594,833	566,120
Interest receivable - Cash Deposits	10,133	9,558
	604,966	575,678

Interest payable - Mortgages	(594,833)	(566,120)
Interest payable - Cash Deposits	(10,133)	(9,558)
	(604,966)	(575,678)

Net operating income	-	-

Fees receivable	6,871	6,344
Fees payable	(6,871)	(6,344)

Operating expenses	(6,852)	(5,709)
Provision charges	(649)	2,998
Other income	7,501	2,711

Profit on ordinary activities before taxation	-	-

Taxation

Profit on ordinary activities after taxation	-	-

Dividend	-	-

Retained profit brought forward	-	-

Retained profit carried forward	-	-

Holmes Trustees Limited
Balance Sheet
Period Ended 15 October 2007

	£'000	£'000

Fixed asset investments
Mortgage loans secured on residential property		39,558,895

Current assets
Bank interest receivable	1,909
Cash at bank	408,052
Amounts due from Seller	39,917
Other debtors
Accrued interest receivable	93,158
	543,036

Creditors: Amounts falling due within one year
Amounts due to Funding	134,982
Sundry creditors	-
	134,982

Net current assets		408,054

Total assets less current liabilities		39,966,949

Creditors: Amounts falling after more than one year
Seller share of mortgage loans		(16,669,865)
Funding share of mortgage loans		(22,889,030)

Seller share of cash at bank		(408,052)
Funding share of cash at bank		-

Net assets		-

Capital and reserves
Share capital (£2)		-
Reserves		-
		-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 7) PLC

Dated: 29 November 2007	By / s / Jessica Petrie
(Authorised Signatory)